Consent of Independent Certified Public Accountants



Zions Bancorporation:


We consent to the incorporation by reference in Zions Bancorporation's Registration Statement (Form S-8 No. 333-36205) of Zions Bancorporation Employee Investment Savings Plan, of our report dated April 29, 2000, relating to the statements of net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, which report appears in this annual report on Form 11-K for the year ended December 31, 1999.



/s/KPMG LLP





Salt Lake City, Utah
June 28, 2000